Exhibit 99.1

News Release

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-957-7406

Intelsat Announces Extension of Early Tender Date for Certain Notes of Intelsat Jackson Holdings S.A.

Luxembourg, June 1, 2016

Intelsat S.A., the world’s leading provider of satellite services, today announced that its subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), has extended the early tender date for its previously announced tender offers (the “Tender Offers”) to purchase its 6 5⁄8% Senior Notes due 2022 (CUSIP No. 45824TAM7) (the “2022 Notes”), 5 1⁄2% Senior Notes due 2023 (CUSIP No. 45824TAP0) (the “2023 Notes”) and 7 1⁄2% Senior Notes due 2021 (CUSIP No. 45824TAG0) (the “2021 Notes” and, together with the 2022 Notes and the 2023 Notes, the “Securities”) for up to $625,000,000 in aggregate cash consideration (excluding accrued and unpaid interest on the Securities and excluding fees and expenses related to the Tender Offers). Intelsat Jackson’s obligation to accept and pay for Securities in the Tender Offers remains subject to satisfaction or waiver of the Financing Condition (as defined below) and the other general conditions prior to the expiration date.

As of 5:00 PM on May 31, 2016, the Tender Offers were over-subscribed with approximately $1.904 billion aggregate principal amount of the Securities (constituting approximately 48.0% of the currently outstanding the Securities) tendered.

Intelsat Jackson commenced the Tender Offers on May 12, 2016. Prior to extension, the Early Tender Date and the Withdrawal Deadline were 5:00 p.m., New York City time, on May 31, 2016. The Early Settlement Date was expected to be June 1, 2016.

The following table sets forth certain key dates of the Tender Offers, as extended. All such dates are described in detail below and in the Tender Offer Materials (as defined below):

Key Date	Calendar Date

Launch Date	May 12, 2016

Early Tender Date	5:00 p.m., New York City time, on June 8, 2016, unless extended or earlier terminated by Intelsat Jackson.

Withdrawal Deadline	5:00 p.m., New York City time, on June 8, 2016, unless extended or earlier terminated by Intelsat Jackson.

Early Settlement Date (option of Intelsat Jackson)	The Early Settlement Date is currently expected to be June 9, 2016.

Expiration Date	11:59 p.m., New York City time, on June 14, 2016, unless extended or earlier terminated by us.

Final Settlement Date	The Final Settlement Date is currently expected to be June 15, 2016.

The Tender Offers are being conducted pursuant to the amended and restated Offer to Purchase dated as of May 17, 2016, the accompanying amended and restated Letter of Transmittal, this press release and Intelsat S.A.’s or Intelsat Jackson’s other press releases used in the Tender Offers (collectively, the “Tender Offer Materials”). Intelsat Jackson’s obligation to accept for purchase, and to pay for, Securities validly tendered pursuant to the Tender Offers is subject to, and conditioned upon, having obtained debt financing (the “New Debt Financing”) in a minimum aggregate principal amount that will generate sufficient proceeds, in addition to cash on hand, to purchase the tendered Securities, including payment of the Tender Offer Consideration or Total Consideration, as applicable, and any fees payable in connection with the Tender Offers, subsequent to the date hereof and on or prior to the Final Settlement Date, on terms and conditions reasonably satisfactory to Intelsat Jackson (the “Financing Condition”). Intelsat Jackson’s current intention is to satisfy the Financing Condition by issuing long-term senior secured debt securities but, subject to market conditions and at Intelsat Jackson’s sole discretion, Intelsat Jackson may elect to enter into alternative debt financing. There can be no assurance any such New Debt Financing will be available, and thus no assurance that the Financing Condition will be satisfied.

As of 5:00 PM on May 31, 2016, approximately $623,418,000 aggregate principal amount of 2022 Notes (constituting approximately 76.5% of the currently outstanding 2022 Notes), approximately $921,331,000 aggregate principal amount of 2023 Notes (constituting approximately 46.1% of the currently outstanding 2023 Notes), and approximately $358,907,000 aggregate principal amount of 2021 Notes (constituting approximately 31.2% of the currently outstanding 2021 Notes), have been tendered in the Tender Offers.

Questions regarding the Tender Offers may be directed to Guggenheim Securities, LLC at 330 Madison Avenue, New York, New York 10017, Attn: Liability Management Group, Phillip Laroche, ((212) 293-3035 (phone) or Phillip.Laroche@guggenheimpartners.com (email). Requests for the Tender Offer Materials may be directed to Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others).

Intelsat Jackson is making the Tender Offers only by, and pursuant to, the terms of the Tender Offer Materials. None of Intelsat Jackson, the Dealer Manager, the Information and Depositary Agent nor their respective affiliates make any recommendation as to whether Holders should tender or refrain from tendering their Securities. Holders must make their own decision as to whether to tender Securities and, if so, the principal amount

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of the Securities to tender. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Intelsat Jackson by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, including in connection with the New Debt Financing, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Tender Offer Materials.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Tender Offer and the New Debt Financing, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the New Debt Financing and the Tender Offers.

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Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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